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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

State Bancorp, Inc

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

855716106

(CUSIP number)

Mr. Terry Maltese, Sandler O’Neill Asset Management LLC,

780 Third Avenue, 5th Floor, New York, NY 10017 (212) 486-7300

(Name, address and telephone number of person authorized to receive notices and communications)

July 9, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 17 pages.

Exhibit Index located on Page 17	SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No. 855716106	Page 2 of 17 Pages

1.	Name of reporting person S.S. or I.R.S. Identification No. of above person Sandler O’Neill Asset Management, LLC
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds* 00
5.	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)		☐
6.	Citizen or place of organization New York
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 840,559
	9.	Sole dispositive power
	10.	Shared dispositive power 840,559
11.	Aggregate amount beneficially owned by each reporting person 840,559
12.	Check Box if the aggregate amount in Row (11) excludes certain shares*		☐
13.	Percent of class represented by amount in Row (11) 5.10%
14.	Type of reporting person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 855716106	Page 3 of 17 Pages

1.	Name of reporting person S.S. or I.R.S. Identification No. of above person SOAM Holdings, LLC
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds* 00
5.	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)		☐
6.	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 454,676
	9.	Sole dispositive power
	10.	Shared dispositive power 454,676
11.	Aggregate amount beneficially owned by each reporting person 454,676
12.	Check Box if the aggregate amount in Row (11) excludes certain shares*		☐
13.	Percent of class represented by amount in Row (11) 2.76%
14.	Type of reporting person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 855716106	Page 4 of 17 Pages

1.	Name of reporting person S.S. or I.R.S. Identification No. of above person Malta Partners, L.P.
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds* WC
5.	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)		☐
6.	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 11,365
	9.	Sole dispositive power
	10.	Shared dispositive power 11,365
11.	Aggregate amount beneficially owned by each reporting person 11,365
12.	Check Box if the aggregate amount in Row (11) excludes certain shares*		☐
13.	Percent of class represented by amount in Row (11) 0.07%
14.	Type of reporting person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 855716106	Page 5 of 17 Pages

1.	Name of reporting person S.S. or I.R.S. Identification No. of above person Malta Hedge Fund, L.P.
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds* WC
5.	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)		☐
6.	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 42,506
	9.	Sole dispositive power
	10.	Shared dispositive power 42,506
11.	Aggregate amount beneficially owned by each reporting person 42,506
12.	Check Box if the aggregate amount in Row (11) excludes certain shares*		☐
13.	Percent of class represented by amount in Row (11) 0.26%
14.	Type of reporting person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 855716106	Page 6 of 17 Pages

1.	Name of reporting person S.S. or I.R.S. Identification No. of above person Malta Hedge Fund II, L.P.
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds* WC
5.	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)		☐
6.	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 247,304
	9.	Sole dispositive power
	10.	Shared dispositive power 247,304
11.	Aggregate amount beneficially owned by each reporting person 247,304
12.	Check Box if the aggregate amount in Row (11) excludes certain shares*		☐
13.	Percent of class represented by amount in Row (11) 1.50%
14.	Type of reporting person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 855716106	Page 7 of 17 Pages

1.	Name of reporting person S.S. or I.R.S. Identification No. of above person Malta Offshore, Ltd
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds* WC
5.	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)		☐
6.	Citizen or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 88,435
	9.	Sole dispositive power
	10.	Shared dispositive power 88,435
11.	Aggregate amount beneficially owned by each reporting person 88,435
12.	Check Box if the aggregate amount in Row (11) excludes certain shares*		☐
13.	Percent of class represented by amount in Row (11) 0.54%
14.	Type of reporting person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 855716106	Page 8 of 17 Pages

1.	Name of reporting person S.S. or I.R.S. Identification No. of above person Malta MLC Fund, LP
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds* WC
5.	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)		☐
6.	Citizen or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 153,501
	9.	Sole dispositive power
	10.	Shared dispositive power 153,501
11.	Aggregate amount beneficially owned by each reporting person 153,501
12.	Check Box if the aggregate amount in Row (11) excludes certain shares*		☐
13.	Percent of class represented by amount in Row (11) 0.93%
14.	Type of reporting person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 855716106	Page 9 of 17 Pages

1.	Name of reporting person S.S. or I.R.S. Identification No. of above person Malta MLC Offshore, Ltd
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds* WC
5.	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)		☐
6.	Citizen or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 44,848
	9.	Sole dispositive power
	10.	Shared dispositive power 44,848
11.	Aggregate amount beneficially owned by each reporting person 44,848
12.	Check Box if the aggregate amount in Row (11) excludes certain shares*		☐
13.	Percent of class represented by amount in Row (11) 0.27%
14.	Type of reporting person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 855716106	Page 10 of 17 Pages

1.	Name of reporting person S.S. or I.R.S. Identification No. of above person SOAM Capital Partners, L.P.
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds* WC
5.	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)		☐
6.	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 252,600
	9.	Sole dispositive power
	10.	Shared dispositive power 252,600
11.	Aggregate amount beneficially owned by each reporting person 252,600
12.	Check Box if the aggregate amount in Row (11) excludes certain shares*		☐
13.	Percent of class represented by amount in Row (11) 1.53%
14.	Type of reporting person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 855716106	Page 11 of 17 Pages

1.	Name of reporting person S.S. or I.R.S. Identification No. of above person Terry Maltese
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds* 00
5.	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)		☐
6.	Citizen or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 840,559
	9.	Sole dispositive power
	10.	Shared dispositive power 840,559
11.	Aggregate amount beneficially owned by each reporting person 840,559
12.	Check Box if the aggregate amount in Row (11) excludes certain shares*		☐
13.	Percent of class represented by amount in Row (11) 5.10%
14.	Type of reporting person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $0.01 per share (“Common Stock”), of State Bancorp, Inc. (the “Issuer”), a company incorporated in New York, with its principal office at Two Jericho Plaza, Jericho, NY 11753.

Item 2.	Identity and Background.

(a) This statement is being filed by (i) Sandler O’Neill Asset Management LLC, a New York limited liability company (“SOAM”), with respect to shares of Common Stock beneficially owned by Malta Partners, L.P., a Delaware limited partnership (“MP”), Malta Hedge Fund, L.P., a Delaware limited partnership (“MHF”), Malta Hedge Fund II, L.P., a Delaware limited partnership (“MHFII”) Malta Offshore, Ltd., a Cayman Islands company (“MO”), Malta MLC Fund, L.P., a Delaware limited partnership (“MLC”), and Malta MLC Offshore, Ltd., a Cayman Islands company (“MLCO”) (ii) SOAM Holdings, LLC, a Delaware limited liability company (“Holdings”), with respect to shares of Common Stock beneficially owned by MP, MHF, MHFII, and MLC (iii) MP, with respect to shares of Common Stock beneficially owned by it, (iv) MHF, with respect to shares of Common Stock beneficially owned by it, (v) MHFII, with respect to shares of Common Stock beneficially owned by it, (vi) MO, with respect to shares of Common Stock beneficially owned by it, (vii) MLC, with respect to shares of Common Stock beneficially owned by it, (viii) MLCO, with respect to shares of Common Stock beneficially owned by it, (ix) Terry Maltese as Managing Member of SOAM, with respect to shares of Common Stock beneficially owned by MP, MHF, MHFII., MO, MLC, and MLCO; and as managing member of SOAM Ventures, LLC (“Ventures”), a Delaware limited liability company, with respect to shares of Common Stock beneficially owned by SOAM Capital Partners, L.P. (“SCP”), a Delaware limited partnership of which Ventures is the management company. The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons” and MP, MHF, MHFII, and MLC are sometimes collectively referred to herein as the “Partnerships.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The sole general partner of each of the Partnerships is Holdings, and administrative and management services for the Partnerships are provided by SOAM. SOAM also provides management services to MO and MLCO. The managing member and President of Holdings and SOAM is Mr. Maltese. In his capacity as President and managing member of Holdings, Ventures, and SOAM, Mr. Maltese exercises voting and dispositive power over all shares of Common Stock beneficially owned by MP, MHF, MHFII, SCP, MO, MLC, MLCO, SOAM, and Holdings. The non-managing member of Holdings and SOAM is Sandler O’Neill Holdings, LLC, a New York limited liability company (“S.O. Holdings”).

(b) The address of the principal offices of each of MP, MHF, MHFII, SCP, MLC, Holdings and SOAM and the business address of Mr. Maltese is Sandler O’Neill Asset Management LLC, 780 Third Avenue, 5th Floor, New York, New York 10017. The address of the principal office of MO and MLCO is c/o Citi Hedge Fund Services (Cayman) Limited, Cayman Corporate Center, 27 Hospital Road, George Town, Grand Cayman, Cayman Islands, British West Indies. The address of the principal office of S.O. Holdings is c/o Sandler O’Neill & Partners, L.P., 919 Third Avenue, 6th Floor, New York, New York 10022.

(c) The principal business of MP, MHF, MHFII, MLC, and SCP is that of private partnerships engaged in investment in securities for its own account. The principal business of MO and MLCO is that of investment in securities for its own account. The principal business of Holdings is that of acting as general partner for the Partnerships. The principal business of SOAM is that of providing administrative and management services to the Partnerships and management services to MO and MLCO. The present principal occupation or employment of Mr. Maltese is President of SOAM and Holdings. The principal business of S.O. Holdings is investing in Holdings and SOAM.

(d) During the last five years, none of MP, MHF, MHFII, SCP MO, MLCO, Holdings, SOAM, S.O. Holdings or Mr. Maltese has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of MP, MHF, MHFII, MO, SCP, MLCO, Holdings, SOAM, S.O. Holdings or Mr. Maltese has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Maltese is a U.S. citizen.

Item 3.	Source and Amount of Funds.

The net investment cost (including commissions, if any) of the shares of Common Stock held by MP, MHF, MHFII, MO, SCP, MLC, and MLCO is $117,111, $425,501, $2,583,183, $896,495, $2,642,333, $1,346,591, and $346,254 respectively. Such shares were purchased with the investment capital of the respective entities.

Item 4.	Purpose of Transaction.

The purpose for which the Common Stock was acquired by the Reporting Persons is for investment. As such, in the ordinary course of their business, the Reporting Persons intend to review their investment in the Company on a continuing basis and may engage in discussions with management, the board of directors, other shareholders of the Company and other relevant parties concerning the business, operations, management, governance, strategy and future plans of the Company. Depending on various factors including, without limitation, the Company’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Common Stock, voting for or against and expressing support for or against the proposals of the board of directors of the Company or other shareholders of the Company and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) Based upon an aggregate of 16,489,587 shares of Common Stock outstanding, as determined by the Issuer’s most recently available public information, as of the close of business on April 27, 2010:

(i)	MP beneficially owned 11,365 shares of Common Stock, constituting 0.07% of the shares outstanding.

(ii)	MHF beneficially owned 42,506 shares of Common Stock, constituting approximately 0.26% of the shares outstanding.

(iii)	MHFII beneficially owned 247,304 shares of Common Stock, constituting approximately 1.50% of the shares outstanding.

(iv)	MO beneficially owned 88,435 shares of Common Stock, constituting approximately 0.54% of the shares outstanding.

(v)	MLC beneficially owned 153,501 shares of Common Stock, constituting approximately 0.93% of the shares outstanding.

(vi)	MLCO beneficially owned 44,848 shares of Common Stock, constituting approximately 0.27% of the shares outstanding.

(vii)	SCP beneficially owned 252,600 shares of Common Stock, constituting approximately 1.53% of the shares outstanding.

(viii)	SOAM owned directly no shares of Common Stock. By reason of its position as management company for MP, MHF, MHFII, MO, MLC, MLCO, and as an affiliate of Ventures, management company for SCP under the provisions of Rule 13d-3, SOAM may be deemed to beneficially own the 11,365 shares owned by MP, the 42,506 shares owned by MHF, the 247,304 shares owned by MHFII, the 88,435 shares owned by MO, the 153,501 shares owned by MLC, the 44,848 shares owned by MLCO, and the 252,600 shares owned by SCP, or an aggregate of 840,559 shares of Common Stock, constituting approximately 5.10% of the shares outstanding.

(ix)	Holdings owned directly no shares of Common Stock. By reason of its position as general partner of MP, MHF, MHFII, and MLC under the provisions of Rule 13d-3 of the Securities and Exchange Commission (“Rule 13d-3”), Holdings may be deemed to beneficially own the 11,365 shares owned by MP, the 42,506 shares owned by MHF, the 247,304 shares owned by MHFII, and the 153,501 shares owned by MLC, or an aggregate of 454,676 shares of Common Stock, constituting approximately 2.76% of the shares outstanding.

(x)	Mr. Maltese directly owned no shares of Common Stock. By reason of his position as Managing Member of Holdings and SOAM, Mr. Maltese may be deemed to beneficially own the 11,365 shares owned by MP, the 42,506 shares owned by MHF, the 247,304 shares owned by MHFII, the 88,435 shares owned by MO, the 153,501 shares owned by MLC, the 44,848 shares owned by MLCO and the 252,600 shares owned by SCP, or an aggregate of 840,559 shares of Common Stock, constituting approximately 5.10% of the shares outstanding.

(xi)	In the aggregate, the Reporting Persons beneficially own 840,559 shares of Common Stock, constituting approximately 5.10% of the shares outstanding.

(xii)	S.O. Holdings directly owned no shares of Common Stock.

(b) The Partnerships each have the power to dispose of and to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, Holdings. Holdings is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by Holdings. MO and MLCO have the power to dispose of and to vote the shares of Common Stock beneficially owned by each. MO and MLCO are each a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by each. Mr. Maltese, as President and managing member of Holdings, Ventures, and SOAM, shares the power to dispose of and to vote the shares of Common Stock beneficially owned by the other Reporting Persons.

(c) During the sixty days prior July 9, 2010 the Reporting persons effected the following transactions in the Common Stock.

Transactions by MP last 60 days

Date	Transaction	Price	Shares
06/28/10	Sale	9.9919	(600)
07/09/10	Sale	9.5700	(700)

Transactions by MHF last 60 days

Date	Transaction	Price	Shares
06/28/10	Sale	9.9919	(800)
07/09/10	Sale	9.5700	(1,100)

Transactions by MHFII last 60 days

Date	Transaction	Price	Shares
06/28/10	Sale	9.9919	(5,300)
07/09/10	Sale	9.5700	(7,000)

Transactions by MO last 60 days

Date	Transaction	Price	Shares
	Ø

Transactions by MLC last 60 days

Date	Transaction	Price	Shares
06/28/10	Sale	9.9919	(19,500)
07/09/10	Sale	9.5700	(25,700)

Transactions by MLCO last 60 days

Date	Transaction	Price	Shares
	Ø

Transactions by SCP last 60 days

Date	Transaction	Price	Shares
	Ø

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Written Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Securities and Exchange Commission

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2010

MALTA PARTNERS, L.P.		MALTA HEDGE FUND, L.P.

By:	SOAM Holdings, LLC, the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese Managing Member

MALTA OFFSHORE, LTD		MALTA HEDGE FUND II, L.P.

By:	/s/ Terry Maltese	By:	SOAM Holdings, LLC,
	Terry Maltese		the sole general partner
	Director	By:	/s/ Terry Maltese
Terry Maltese Managing Member
SOAM CAPITAL PARTNERS, L.P.		Sandler O’Neill Asset Management LLC

By:	SOAM Venture Holdings	By:	/s/ Terry Maltese
By:	/s/ Terry Maltese		Terry Maltese President
Terry Maltese Managing Member

SOAM Holdings, LLC		Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese

Malta MLC Fund, LP		Malta MLC Offshore Fund, LTD
By:	SOAM Holdings, LLC, the sole general partner	By:	/s/ Terry Maltese
By:	/s/ Terry Maltese		Terry Maltese Director
Terry Maltese Managing Member

EXHIBIT 1

JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(f)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: July 15, 2010

MALTA PARTNERS, L.P.		MALTA HEDGE FUND, L.P.

By:	SOAM Holdings, LLC, the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese Managing Member

MALTA OFFSHORE, LTD		MALTA HEDGE FUND II, L.P.

By:	/s/ Terry Maltese	By:	SOAM Holdings, LLC,
	Terry Maltese		the sole general partner
	Director	By:	/s/ Terry Maltese
Terry Maltese Managing Member
SOAM CAPITAL PARTNERS, L.P.		Sandler O’Neill Asset Management LLC

By:	SOAM Venture Holdings	By:	/s/ Terry Maltese
By:	/s/ Terry Maltese		Terry Maltese President
Terry Maltese Managing Member

SOAM Holdings, LLC		Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese

Malta MLC Fund, LP		Malta MLC Offshore Fund, LTD
By:	SOAM Holdings, LLC, the sole general partner	By:	/s/ Terry Maltese
By:	/s/ Terry Maltese		Terry Maltese Director
Terry Maltese Managing Member